OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Go Fish Marketplace, Inc.

1390 Market St
#1608
San Francisco, CA 94102

www.GoFishMarketplace.com

Convertible Note

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Convertible Note | Minimum $100 Investment

Note converts to stock shares when the company raises $15M, including any previously raised convertible notes and debts.

Maturity Date: July 18, 2022

3% yearly interest rate

10% Discount

What is a Convertible Note?

A **convertible note** offers you the right to receive shares in Go Fish Marketplace, Inc.. The number of shares you will receive in the future will be determined at the next equity round in which Go Fish Marketplace, Inc. raises at least $15M in equity financing, including the conversion of the outstanding convertible notes and any issued debt. You will receive a 10% discount on the price the new investors are purchasing. You also receive a 3% interest per year added to your investment. If the maturity date is reached and the note has not converted to shares of stock then you are entitled to receive your investment and interest back from the company.

Convertible Note, 10% Discount

Maximum $100,000

Minimum $10,000

Company	Go Fish Marketplace, Inc.
Corporate Address	1390 Market St, #1608, San Francisco, CA 94102
Description of Business	Go Fish Marketplace is an online platform that connects product vendors with independent sales reps whom then sell products to customers for a large sales commission.
Type of Security Offered	"Convertible Note"

Purchase Price of Security Offered	Convertible Note, 10% Discount
Minimum Investment Amount (per investor)	$100

Perks

$1,000 - Up to a 35% discount on any products from the entire marketplace during one Personal Shopping Session with a Personal Online Shopping Assistant

$5,000 - An open invitation to visit Go Fish's offices across from Twitter and Uber's headquarters on Market Street in San Francisco and have lunch with the founder

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Go Fish Marketplace is a new online marketplace (like eBay + Avon).

Go Fish utilizes a viral business model which can allow it to grow at a fast rate.

Vendors list their consumer products and anyone can become an Independent Sales Rep and sell the products for a high 35% sales commission. Sales Reps use the custom video interface to sell to customers without ever having to leave their couch. It's designed to help people earn a viable income regardless of education, credit, resources, or connections.

Sales & Revenue Generation

Go Fish advertises and recruits Sales Reps to join the platform. It currently costs Go Fish $30 to recruit a Sales Rep. Sales Reps then are given lead lists to call to generate customers, and they can also market their products online in many ways, such as by conducting a product review on a blog and posting a link to their Go Fish products website. So cost of acquisition for Sales Reps is $30 and each Sales Rep (according to industry statistics) generates $1,733 gross market sales over a user lifetime of 3.6 years.

(http://www.dsa.org/docs/default-source/research/growth-outlook/dsa_2016gandofactsheet.pdf?sfvrsn=6 , http://wfdsa.org/global-statistics/, http://www.massachusetts-top-hotels.com/directselling411com/for-sellers/myths-facts/a-few-interesting-stats/)

When a sale is made Go Fish Marketplace charges a 9% transaction fee on all sales made on the platform.

How We Acquire Customers

Go Fish currently advertises online and recruits 50-75 users per week at a cost of $30 per user. So current planned advertising expenditures are $6,000 per month and should generates 200 - 300 new Independent Sales Reps per month.

Also, each sales rep is given a down line commission as an incentive to recruiting other sales reps onto the platform. Go Fish's business model design is special in that we refer to it as "virility cubed," meaning that it is designed to grow virally extremely fast via 3 compounding factors of viral growth. Go Fish recruits Merchants, Merchants recruit sales reps, then sales reps recruit other sales reps, as well as customers. And all users, including Merchants, Sales Reps, and Customers each also utilize the virility of their social media which will increase the rate of growth of the number of users on the platform.

Liabilities & Litigation

Go Fish currently has no litigation events occurring. With regard to liabilities, Go Fish's founder has funded the company thus far, and as such Go Fish Marketplace, Inc. has a 0% loan outstanding with the founder, Joseph M. Baliva in the amount of $37,224. The loan has no definite pay back date.

Competition

There are many "individual" direct sales companies such as Amway, Avon, Herbalife, but Go Fish is the first and only marketplace for the direct sales industry, and because of that we can offer many things to the sales reps that the individual companies can not offer, such as the ability to sell any product from the entire marketplace, and the ability to leave one vendor and join another one without loosing the customers or revenue that they have built over time. Reps at Go Fish also don't have to "pound the pavement" or hold awkward product parties with strangers at their home, they can interface with customers via Go Fish's innovative face--to-face video Personal Shopping Session Interface where sales reps can search the marketplace and drag &

drop products onto the customer's screen, and the customer can then drag those products into their shopping cart to make a purchase.

The team

Officers and directors

Joseph M. Baliva	Founder & CEO

Joseph M. Baliva
Just after turning age 18, Mr. Baliva's first professional job was a marketing assistant role that grew into a junior financial advisor position on an investment team at Morgan Stanley Dean Witter in 1998, and he pioneered as possibly the youngest person to ever hold a junior financial advisor position in the history of the international firm. Joseph then left Morgan Stanley Dean Witter in 2000 to take the role of operations manager at his family's 70 year old manufacturing plant in Rochester, NY, and by doing so raised revenues 32% over an 18 month period by streamlining operations, reducing redundancies and waiting periods through better planning, and increasing output productivity. It was safe to say that at 20 years old Joseph had a head start on life, but in December of 2002, at age 22, he severely injured his spine at the manufacturing plant, and barely being able to walk, had no choice but to leave the family business to recover. After a full year of mostly bed stricken recovery, Joseph went back to college to finish his associates degree, and bachelor degree in Business Management at RIT, a college ranked 7th in the North according to US News. It was there, in his last semester in 2006 that Joseph started his first company, SenSee Kiosks, which he bootstrapped through the Great Recession to success of closing repeat quarter of a Million dollar orders using only a website and a cell phone. In 2013 Joseph started Go Fish Marketplace. It is his vision that Go Fish will not only help Millions of low income people right here in the US and across the world not only develop an income, but become self-sustainable, and have a path to grow into not only into the middle class, but the upper class as well. Summary: SenSee Kiosks, A Kiosk Systems Company, Founder & CEO, 2006 - 2015 Go Fish Marketplace, Founder & CEO, 2015 - Present

Related party transactions

The founder, Joseph M. Baliva has issued an ongoing credit line to Go Fish Marketplace, Inc., as of December 31, 2016 in the amount was $43,891.00. As of July 19th, 2017, the debt is currently $85, 174.00.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our business and Financial projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and Go Fish Marketplace has priced the services at a level that allows the company to make a profit and still attract business.

- **Hacking** The company's main operations are operated via the website, and though websites can deploy excellent cyber security measures, websites may be hacked.
- **Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution.
- **Our current or future products could have a latent design flaw** Although we have done extensive testing on our current products and services and intend to do similar testing on future products and services, it is possible that there is a design flaw that will require us to take time to repair it. A major software repair could delay revenue generation and thus shareholder value.
- **Our new products could fail to achieve the sales traction we expect** It is possible that our new product will not gain as much of market acceptance as we expect for any number of reasons. If that occurs revenue generation can be effected and adversely impact the value of your investment.
- **We may face technological challenges** We may discover that the optimal price points for Go Fish Marketplace services are lower than we expect and if that occurs revenue generation can be effected and adversely impact the value of your investment.
- **We currently rely on third parties to provide services essential to the current success of our business** We rely on third parties to provide essential business functions for us, including Media Streaming. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will temporarily impact our operations and we may have little or no recourse to recover damages for these losses. If this occurs we will change the partner to another provider and work to continue after a possible temporary delay occurs.
- **Your investment could be illiquid for a long time** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer in a reasonable time period. It is however the company's goal to reach a sizable exit for investors, particularly a sizable IPO within 3-5 years.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Joseph M. Baliva, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 9,500,000

  Voting Rights *(of this security)*

  The holders of shares of the Company's common stock, no par value per share ("Voting Common Stock" and, collectively with the Non-voting Common Stock, the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Non-voting Common Stock are not entitled to vote on any matter except as required under applicable law.

  Rights and Preferences

  The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Convertible Notes: 0

  Note converts to equity when company raises more than $15M.

  10% discount.

  $100 Min Investment.

  Maturity Date is July 18, 2022.

  The note has a 3% Interest Rate.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

The results of operations is as follows:

Go Fish Marketplace has been loaned $85,174.00 from the Founder, Joseph M. Baliva to conduct software development and establish initial operations, market tests, and a software beta test.

We have not yet generated any revenues but we are now in full operation and do anticipate revenue generation to begin within 4 weeks of closing this funding round. The expenditures thus far have mostly been spent on software development, which cost $18,000 of the total $85,174.00 spent thus far. Go Fish also spent approximately $10,000 on marketing fees to test different marketing campaigns and learn the best practices for recruiting the different user bases on the platform, including Merchants, Sales Reps, Sales Team Managers, and Customers. The remaining was spent toward office rent, server hosting fees, third party software licenses, software tools, online security storage, program costs associated with being in the Batchery accelerator, and other miscellaneous costs associated with establishing initial operations.

The results of these expenditures are very positive and Go Fish Marketplace has proven to be very efficient in spending money while working to drive results.

1. Software Development:

For example, Version 2.0 of the Go Fish Marketplace software platform is now complete and is furthermore "hardened" after being thoroughly tested and refined over the past two full years, and the total expenditure to accomplish that was only approximately $18,000, with the typical cost of the amount of software development that took place being $270,000.00. And instead of incurring that $270,000.00 cost Go Fish Marketplace completed the same work for only $18,000.00. To accomplish this 94% lower cost of software development Go Fish Marketplace hired programmers which were supervised by Go Fish's founder directly, and Go Fish's founder also acted as the primary software architect and designer of the entire platform, working at $0 cost.

2. Marketing Efficiency Learning Curve:

Once Go Fish Marketplace was live on December 24th, 2015 Go Fish then started marketing efforts, trying different marketing channels and strategies to engage with potential new users of the platform to learn which practices are the most effective and most efficient. Go Fish discovered how to bring new Merchants onto the platform at a cost of $80 per Merchant at a rate of 1 every two days. More importantly, Sales Reps are the most important user base on the platform because they are the ones that drive revenue via their direct marketing methods using the Go Fish platform. Go Fish initially experienced high costs associated with recruiting Sales Reps, spending $100 to recruit one Sales Rep per week, but after refinement of the marketing strategy Go

Fish learned how to recruit Sales Reps at a cost of acquisition of only $10 - $30 per Sales Rep and at a rate of 75 per week. It took Go Fish about 1 month to reach this capability.

3. Revenue Generation:

Go Fish's last step to fully complete the platform's effectiveness is to teach, guide, and help the Sales Reps that are being recruited to get to the point of being productive revenue generators. Sales Reps are the key revenue driver in the Direct Sales industry. The more Sales Reps, the more revenue is generated. And Go Fish is already on a "staggering" rate of acquisition with regard to Sales Reps. If each Sales Rep reaches their industry average of $1,807.00 per year then by Go Fish recruiting 75 new Sales Reps per week, Go Fish will be able to forecast an additional $487,890.00 per week in additional marketplace gross sales. Surprisingly, the typical industry practice in this area is not to make any meaningful attempt to help Sales Reps sell products beyond only providing them marketing materials and helpful training videos. Go Fish has already gone beyond the industry standard by creating a system that gives each Sales Rep targeted leads for them to contact and pitch their Go Fish Marketplace website and products. Go Fish has many future plans to help Sales Reps become successful, including introducing helpful training videos, guides, programs, and processes that leverage the Go Fish platform to help the Sales Reps. For example, we can allow Merchants, Sales Team Managers, and Upline Sales Reps access to each Sales Rep's contact information so that each of them can call the Sales Reps on the phone or send them a message to engage them and help them get on track. Go Fish also plans to hire an employee whom has the primary role of engaging the recruited Sales Reps, getting them acclimated with the platform, and helping them get on track to being successful on the Go Fish platform, hence, generating revenue.

Financial Milestones

The company is investing for continued growth of the brand and direct revenue generation, as has taken a loan from the founder to continue operations in the current amount of $85,174. Management currently forecasts 2018 revenue of $3 Million or more which is forecaster to generate positive net income mid 2018.

The following are the Direct Sales Industry metrics which we expect to experience in the future:

$7 - $18 Cost of Sales Rep Acquisition, which then produces $1807 /Year Gross Market Volume (Sales) On Avg Per Sale Rep (~100x)

Go Fish Marketplace charges 9% on every transaction which equals Return on Advertising & Marketing (~10x)

With calculations conservatively taking into account the possibility that it may take 3-6 months for momentum to reach 100% until cost of user acquisition and revenue numbers reach industry standard, if Go Fish Marketplace raises $1M in a Safe Note, with $775k spent directly into Advertising & Marketing, it is projected to drive $30,000,000 in Gross Market Volume & $3M in revenue for Go Fish Marketplace.

At that point Go Fish Marketplace would have the following valuation:

Using the Gross Market Volume Method:

$30M in GMV x 1.5 multiple to 2.0 multiple = $45M to **$60M Valuation At End of Y1**

Using Earnings Multiple of EBIT x 82 as shown by NYU Stern School of Business:

$2.7M In Revenue & **58%** Estimated EBIT = $1.56M x 82 = **$127M Valuation At End of Y1**

Assuming a **$90M Valuation** at the Series A Round, Go Fish Marketplace can raise an additional $4M Capital

That $4M Capital, based on industry metrics can drive $400M in GMV & $40M in Revenue for Go Fish (Y2)

Driving a **$600M - $1.32B Valuation at End of Y2**

Go Fish would then be self sustainable and use $20M to drive the next phase of growth à $200M Revenue & $2.0B in Gross Market Volume Driving A **$3.0B to $8.2B Valuation at Year End of Y3**

(None of These Estimates Took Organic Growth Into Account, Which Is The Hallmark Of The Direct Sales Industry)

(And The Cost of Acquisition Number Used Was The Higher End $18 COA Instead of The Lower $7 COA Per User)

Liquidity and Capital Resources

The company is currently generating operating losses and requires an infusion of new capital to expand current business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company to raise the value of the company and thus raise the value of each stock owner's share of stock.

The proceeds from the offering, if $100,000.00 is raised, will allow Go Fish Marketplace to have enough funds to proceed with modest boldness in expanding the company. Go Fish needs to raise $1.07 Million to fully expand at a rate in which can be profit maximizing to all shareholders, and Go Fish does plan to continue to raise funds even beyond the $100,000.00 goal of this offering to continue to give Go Fish the funding that it needs to be most successful.

Currently, all operations are funded by the company's founder, and he does have the money to maintain operations of Go Fish without the absolute need of funding, however, Go Fish desires to expand at a rate that is acceptable and exceeds the expectations of shareholders, and thus requires an infusion of funding capital to accomplish that. This means that Go Fish does not need to set a date with regard to how long the company can survive by utilizing the funds raised in this offering because they are not critical to the survival of the company.

If the full funding goal of $100,000.00 is not reached Go Fish Marketplace will still enjoy an ongoing line of credit from the company's founder, Joseph M. Baliva, which has no stated upper limit, expiration, or definite payback date.

Indebtedness

The company has an outstanding promissory note for $85,174.00 to the founder, Joseph M. Baliva. The notes bears interest of 0.0% per year with the balance due at no set date.

Recent offerings of securities

None

Valuation

We have not undertaken any efforts to produce a valuation of the Company. The valuation merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

We are seeking to raise a minimum of $10,000 (target amount) and up to $100,000 (overallotment amount) in this offering through Regulation Crowdfunding.If we manage to raise our overallotment amount of $100,000, we believe the amount will last us 1 year and plan to use the net proceeds of approximately $100,000 over the course of that time as follows:

	Offering Amount	Offering Amount

	Sold	Sold
Total Proceeds:	$10,000.00	$100,000
Less: Offering Expenses		
A. StartEngine Fees (x% total fee)	$600.00	$6,000.00
B. Escrow Fees	$500.00	$1000.00
C. Professional Fees	$0.00	$3,000.00
Net Proceeds	$9,400.00	$91,000.00
Use of Net Proceeds:		
1. Administrative Costs	$0.00	$10,000.00
2. Marketing	$5,000.00	$45,000.00
3. Working Capital	$1,400.00	$10,000.00
4. Software Development	$2,000.00	$21,000.00
5. Miscellaneous	$500.00	$4,000.00
Total Use of Net Proceeds	$9,400.00	$91,000.00

Explanation For Use of Proceeds:

A. Go Fish Marketplace plans to incur a 6% fee from StartEngine upon close of overall funds raised.

B. Go Fish Marketplace plans to incur a $500 escrow fee if funds raised is $10,000 and incur a $1,000 escrow fee if funds raised is $100,000

C. Professional Fees include $0.00 for Accountant and $0.00 for Lawyer fees if funds raised totals $10,000. If funds raised totals $100,000 Go Fish plans to incur Accountant Fees in the amount of $2,000.00 and Lawyer Fees in the amount of $1,000.00

Explanation For Use of Net Proceeds:

1. Go Fish Marketplace plans to allocate $0.00 toward Administration Costs over the next two years if funds raised equals $10,000.00

Go Fish Marketplace plans to allocate $10,000.00 toward Administration Costs over the next one year if funds raised equals $100,000.00. Administration costs include hiring 1 employee for Customer Service/Sales Rep Relations, which would be a person whom will be in charge of engaging newly signed up Sales Reps and helping them get acclimated with the program.

2. Go Fish Marketplace plans to allocate $5,000.00 toward Marketing Costs over the next year if funds raised equals $10,000.00. The marketing dollars will be spent on recruiting Sales Reps onto the platform.

Go Fish Marketplace plans to allocate $45,000.00 toward Marketing Costs over the next year if funds raised equals $100,000.00. The marketing dollars will be spent on recruiting Sales Reps onto the platform.

3. Go Fish Marketplace plans to allocate $1,400.00 toward Working Capital Costs over the next year if funds raised equals $10,000.00. The Working Capital dollars will be spent on overhead costs such as Office Rent, Employee Training, and Programs to help Sales Reps be successful on the platform.

Go Fish Marketplace plans to allocate $1,400.00 toward Working Capital Costs over the next year if funds raised equals $10,000.00. The Working Capital dollars will be spent on overhead costs such as Office Rent, Employee Training, and Programs to help Sales Reps be successful on the platform.

4. Go Fish Marketplace plans to allocate $2,000.00 toward Software Development Costs over the next year if funds raised equals $10,000.00. The Software Development dollars will be spent on contractors that can help Go Fish Marketplace refine and further develop the platform.

Go Fish Marketplace plans to allocate $21,000.00 toward Software Development Costs over the next year if funds raised equals $100,000.00. The Software Development dollars will be spent to hire an on-site Full Stack developer that can help Go Fish Marketplace refine and further develop the platform.

5. Go Fish Marketplace plans to allocate $500.00 toward Miscellaneous Costs over the next year if funds raised equals $10,000.00. The Miscellaneous costs will be spent on petty cash, office equipment, increases in rent, or other Miscellaneous costs over the next 1 year.

Go Fish Marketplace plans to allocate $4,000.00 toward Miscellaneous Costs over the next year if funds raised equals $100,000.00. The Miscellaneous costs will be spent on petty cash, office equipment, increases in rent, or other Miscellaneous costs over the next 1 year.

Note: Whether Go Fish Marketplace raises $10,000.00 or $100,000.00 no proceeds will be used to pay off Go Fish's existing debt to Go Fish's Founder, which is the only outstanding debt that Go Fish Marketplace currently has.

Irregular Use of Proceeds

"The Company does not intend to incur any irregular use of proceeds."

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website in the https://www.GoFishMarketplace.com/InvestorRelations labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Go Fish Marketplace, Inc.

[See attached]

I, Joseph M. Baliva, the President & CEO of Go Fish Marketplace, Inc., hereby certify that the financial statements of Go Fish Marketplace, Inc. and notes thereto for the periods between September 23, 2016 and December 31, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 19th of July, 2017.

_________________________ (Signature)

_President & CEO_________ (Title)

______7-19-17___________ (Date)

GO FISH MARKETPLACE, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEAR ENDED
December 31, 2016

Go Fish Marketplace, Inc.
Index to Financial Statements
(unaudited)

Go Fish Marketplace, Inc.
BALANCE SHEETS
DECEMBER 31, 2016
(unaudited)

Balance Sheet

December 31, 2016

ASSETS		LIABILITIES	
Current Assets		**Current Liabilities**	
Cash	$500	Accounts payable	
Accounts receivable		Short-term notes	$44,391
(less doubtful accounts)		Current portion of long-term notes	
Inventory		Interest payable	
Temporary investment		Taxes payable	
Prepaid expenses		Accrued payroll	
Total Current Assets	$500	**Total Current Liabilities**	$44,391
Fixed Assets		**Long-term Liabilities**	
Long-term investments		Mortgage	$0
Land		Other long-term liabilities	0
Buildings		**Total Long-Term Liabilities**	$0
(less accumulated depreciation)			
Plant and equipment			
(less accumulated depreciation)		**Shareholders' Equity**	
Furniture and fixtures		Capital stock	$0
(less accumulated depreciation)		Retained earnings	($43,891)
Total Net Fixed Assets	$0	**Total Shareholders' Equity**	($43,891)
TOTAL ASSETS	$500	**TOTAL LIABILITIES & EQUITY**	$500

Go Fish Marketplace, Inc.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016
(unaudited)

2016 Fiscal Year End Income Statement					
Expenses	September	October	November	December	**Total**
Office Rent & Utilities	3,750	3,750	3,750	3,750	**$15,000**
Founder, CEO, Chairman	0	0	0	0	**$0**
Highly Experienced Vice Chairman & Consultant	0	0	0	0	**$0**
Full Time Office Manager	0	0	0	0	**$0**
Software Development	8,500	3,600	3,600	3,600	**$19,300**
Specialty Software Tasks	0	0	750	0	**$750**
Chief Operating Officer	0	0	0	0	**$0**
User Recruiter & Operations Coordinator	0	0	0	0	**$0**
Product Manager 1: User Recruiter	0	0	0	0	**$0**
User Recruiter & Customer Service	0	0	0	0	**$0**
Brand Manager: Quality Cont & Fraud Prev	0	0	0	0	**$0**
Chief Marketing Officer	0	0	0	0	**$0**
Sales Engineer & Cust Acq Analyst	0	0	0	0	**$0**
Public Relations Officer	0	0	0	0	**$0**
Marketing/Advertising (Mostly Traditional)	0	0	0	281	**$281**
Other Advisors & Consultants					**$0**
Phone Bill	100	100	100	100	**$400**
Server, Internet	90	90	90	90	**$360**
Office Supplies	1,800	0	0	0	**$1,800**
Lawyers Fees	5,000	1,000	0	0	**$6,000**
CPA/CFO Fees	0	0	0	0	**$0**
Unknown Miscellaneous	0	0	0	0	**$0**
Total Expenses	**$19,240**	**$8,540**	**$8,290**	**$7,821**	**$43,891**
Revenue	0	0	0	0	**$0**
Net Income	-$19,240	-$8,540	-$8,290	-$7,821	**-$43,891**

Go Fish Marketplace, Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016
(unaudited)

Go Fish Marketplace, Inc.

December 31, 2016

Beginning of Year		$0.00
Add:		
Net Income	($43,891.00)	
Contributions	$0.00	
Other	$0.00	($43,891.00)
Deduct:		
Distributions	$0.00	$0.00
End of Year		($43,891.00)

GO FISH MARKETPLACE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

December 31, 2016	September	October	November	December	Total
Beginning Cash Balance	0	$0	$0	$0	
Cash Collections	0	0	0	0	$0
Credit Collections	0	0	0	0	$0
Investment Income	0	0	0	0	$0
Other	0	0	0	0	$0
Total Cash Inflows	**19,240**	**8,540**	**8,290**	**8,321**	**$500**
Available Cash Balance	0	0	0	**$500**	**$500**
Cash Outflows (Expenses):					
Office Rent & Utilities	3,750	3,750	3,750	3,750	**$15,000**
Founder, CEO, Chairman	0	0	0	0	**$0**
Highly Experienced Vice Chairman & Consultant	0	0	0	0	**$0**
Full Time Office Manager	0	0	0	0	**$0**
Software Development	8,500	3,600	3,600	3,600	**$19,300**
Specialty Software Tasks	0	0	750	0	**$750**
Chief Operating Officer	0	0	0	0	**$0**
User Recruiter & Operations Coordinator	0	0	0	0	**$0**
Product Manager 1: User Recruiter	0	0	0	0	**$0**
User Recruiter & Customer Service	0	0	0	0	**$0**
Brand Manager: Quality Cont & Fraud Prev	0	0	0	0	**$0**
Chief Marketing Officer	0	0	0	0	**$0**
Sales Engineer & Cust Acq Analyst	0	0	0	0	**$0**
Public Relations Officer	0	0	0	0	**$0**
Marketing/Advertising (Mostly Traditional)	0	0	0	281	**$281**
Other Advisors & Consultants					**$0**
Phone Bill	100	100	100	100	**$400**
Server, Internet	90	90	90	90	**$360**
Office Supplies	1,800	0	0	0	**$1,800**
Lawyers Fees	5,000	1,000	0	0	**$6,000**
CPA/CFO Fees	0	0	0	0	**$0**
Unknown Miscellaneous	0	0	0	0	**$0**
Capital Purchases	0	0	0	0	**$0**
Loan Principal	0	0	0	0	**$0**
Owner's Draw	0	0	0	0	**$0**
Total Cash Outflow	**$19,240**	**$8,540**	**$8,290**	**$7,821**	**$43,891**

Net Income	-$19,240	-$8,540	-$8,290	-$7,821	**-$43,891**

NOTE 1 – NATURE OF OPERATIONS

Go Fish Marketplace, Inc. was formed on September, 23 2016 ("Inception") in the State of Delaware. The financial statements of Go Fish Marketplace, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

Go Fish Marketplace, Inc is a new online marketplace (like eBay + Avon). It is the 1st marketplace for the rapid growing $189 Billion Direct Sales Industry (http://www.wfdsa.org/global-statistics/), and it utilizes a viral business model allowing it to grow at a very fast rate. Vendors list their consumer products and anyone can become an Independent Sales Rep and sell the products for a high 35% sales commission. Sales Reps use the custom video interface to sell to customers without ever having to leave their couch, and they can also recruit other sales reps, which drives the viral growth. It's designed to help people earn a viable income regardless of education, credit, resources, or connections.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from transaction fees based on all sales transactions that occur on the online marketplace when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

There is a related party note, refer to Note 6 for detail.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.001, and have issued 9,500,000 to the Founder & President, Joseph M. Baliva, and have reserved 500,000 for the employee option pool.

NOTE 6 – RELATED PARTY TRANSACTIONS

The founder, Joseph M. Baliva has issued an ongoing credit line to Go Fish Marketplace, Inc., as of December 31, 2016 in the amount was $43,891.00.

NOTE 7 – SUBSEQUENT EVENTS

The founder, Joseph M. Baliva has issued an ongoing credit line to Go Fish Marketplace, Inc., and as of July 19th, 2017, the issuance date of these financial statements, the debt is currently $85, 174.00.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments | Edit My Campaign | Jason K.

Go Fish Marketplace is pending **StartEngine Approval.**



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Go Fish Marketplace

The 1st Direct Sales Marketplace

Small OPO · San Francisco, CA · E-Commerce
Accepting International Investment

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Overview | Team | Terms | Updates | Comments | Share





Go Fish Marketplace
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The 1st Direct Sales Marketplace

Invest in Go Fish Marketplace

Go Fish Marketplace is a new online marketplace (like eBay + Avon). We believe we are the 1st marketplace for the rapid growing $182 Billion Direct Sales Industry, and it utilizes a viral business model aimed to helping it to grow at a very fast rate. You have the ability to buy shares now while it is an early stage startup.

Go Fish Marketplace's Mission is to help as many people as possible earn a viable income by selling products online for a very high sales commission—as high as 50%.

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Investment

Convertible Note | Minimum $100 Investment
Note converts to equity when the company raises $15M.
Maturity Date: July 18, 2022
3% yearly interest rate
10% Discount

Perks
$1000 — If you invest $1,000 you will receive Up to a 35% discount on any products from the entire marketplace during one Personal Shopping Session with a Personal Online Shopping Assistant

$5,000 — If you invest $5,000 you will receive an open invitation to visit Go Fish's offices across from Twitter & Uber's headquarters on Market Street in San Francisco and have lunch with the founder

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Go Fish Marketplace Sets Out To Disrupt The $182 Billion Direct Sales Industry



Go Fish Is A Reflection of The Founder

Go Fish is also direct reflection of the founder. It's a culmination of all of the things that he learned by taking his first startup company from scratch, bootstrapping straight through the great recession, and ultimately closing repeat $250k individual orders with Fortune 500 companies using only a website, and a cell phone.

Now he designed Go Fish to help millions of others establish a viabChat growing online store also by using all of the knowledge that he gained along the way.

His skill set is directly in the middle of all of the areas that Go Fish Marketplace represents, which are Business, High Technology, Software, eCommerce Stores, Marketplaces, Startups, and the Direct Sales Industry. He is a trial by fire, 4th generation entrepreneur that overcame breaking his back, put himself through college, overcame & cured a fatal illness through his own research, brought his first company to success of closing quarter of a Million dollar order sizes, and is now working to help millions of others reach success through Go Fish Marketplace.

What's New About What We're Making? How Is It Different?

As stated, Go Fish Marketplace is a new online marketplace (like eBay + Avon). It is the 1st marketplace for the rapid growing $182 Billion Direct Sales Industry, and it utilizes a viral business model allowing it to grow at a very fast rate. Vendors list their consumer products and anyone can become an Independent Sales Rep and sell the products for a high 35% sales commission. Sales Reps use the custom video interface to sell to customers without ever having to leave their couch, and they can also recruit other sales reps, which drives the viral growth. It's designed to help people earn a viable income regardless of education, credit, resources, or connections.

Go Fish is a first in many ways. It is the first Marketplace for the $182 Billion Direct Sales Industry. We are changing everything about how Sales Reps work. At Go Fish they can join for $0, sell any product in the entire marketplace instead of being tied to one product line, and they can use the face to face video interface to have personal online shopping sessions with customers without ever leaving their couch. And if they don't like the current merchant that they are associated with, then they can "Go Fish" and switch to another one to sell other products without loosing all of the customers and revenue that they have built over time. This is why we have such a rapid growth rate and multiple 25 year industry vets telling us that the Go Fish system is a "Godsend."


U.S. Polo Assn.
Nike T-Shirts
United Colors of Benetton

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History of Recent Products Showcased
Main Product Window
Product Window 2
Product Window 3
Customer Shopping Cart
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History of Recent Products Showcased
Customer Shopping Cart
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What Do You Understand About Your Business That Others Don't Get?

The main thing is that the entire direct sales industry is setup to bind the sales reps and hold them back in many ways. They are restricted in many ways, those restrictions are industry wide, and the 107 Million worl sales reps have been in desperate need to be set free so that they could be much more productive in making sales.

For example, sales reps typically join an individual direct sales company like Herbalife and then they are restricted to only selling Herbalife's products; they can not add other products to their website as they wish or sell from the entire marketplace like at Go Fish, so they are stuck with a limited product line at Herbalife.

Another restriction is that sales reps typically have to "pound the pavement" or hold awkward product parties with strangers at their home, but at Go Fish they can interface with customers via Go Fish's innovative face-to-face video Personal Shopping Session Interface. Then if the sales rep ever wants to leave a company like Herbalife the rep will lose all of the customers and revenue that they have built over time, where at Go Fish, that's where we derived our name from, where sales reps can "Go Fish" and join another vendor without losing anything.

How Big Is The Market?

The Direct Sales Market is a massive $182 Billion worldwide market and it is growing at a "staggering" rate. An astonishing 8.3% of the entire adult US population is currently a Direct Sales rep; that's almost 1 out of every 10 adults in the US. And from just 2013 to 2015 alone the number of new people that became Independent Sales Reps in the US grew by 20%... that's 2 million new people that became sales reps for each year of 2014 and 2015.

The Direct Sales industry is a 100 year old industry that we thought was in need of new innovation, and Go Fish is uniquely designed to capitalize the most on this solid, extremely rapid growing industry.


Dashboard
TOTAL ORDERS
8
TOTAL SALES
1.4K
World Sales Map
Sales Analytics
Latest Orders



Reseller Opportunity Index
Priviledges for joining the Sales Team of :
Merchant
Sales Team Manager
Freelance
Keywords
All Product Categories
Sort By
Additional Filter By
SEARCH
NIKE
Rating by Sales Reps
Rating by Customers
WHY YOU SHOULD CHOOSE "US"
Reseller Commission Rate Avg.
Products Offered
Number of Product Offered
Peter Jenkins
GUESS
PUMA

Who Are Your Competitors? & How Are You Different?

There are many "individual" direct sales companies such as Amway, Avon, Herbalife, but Go Fish is the first and only marketplace for the direc industry, and because of that we can offer many things to the sales reps that the individual companies can not offer, such as the ability to sell any product from the entire marketplace, and the ability to leave one vendor and join another one without loosing the customers or revenue that they have built over time.

Reps at Go Fish also don't have to "pound the pavement" or hold awkward product parties with strangers at their home, they can interface with customers via Go Fish's innovative face-to-face video Personal Shopping Session Interface where sales reps can search the marketplace and drag & drop products onto the customer's screen, and the customer can then drag and drop those products into their shopping cart to make a purchase.

How Will You Acquire Customers?

Go Fish currently advertises online and recruits 50-75 users per week at a cost of $30 per user. So current advertising expenditures are $6,000 per month and currently generates 200 - 300 new Independent Sales Reps per month. Also, each sales rep is given a down line commission as an incentive to recruiting other sales reps onto the platform.

Go Fish's business model design is special in that it is "virility cubed," meaning that it is designed to grow virally extremely fast via 3 compounding factors of viral growth. Go Fish recruits Merchants, Merchants recruit sales reps, then sales reps recruit other sales reps, as well as customers. And all users, including Merchants, Sales Reps, and Customers each also utilize the virility of their social media which will increase the rate of growth of the number of users on the platform.





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How Will You Make Money?

Go Fish advertises and recruits Sales Reps to join the platform. It currently costs Go Fish $30 to recruit a Sales Rep. Sales Reps then are given lead lists to call to generate customers, and they can also market their products online in many ways, such as by conducting a product review on a blog and posting a link to their Go Fish products website. So cost of acquisition for Sales Reps is $30 and each Sales Rep (according to industry statistics) generates $1,733 gross market sales over a user lifetime of 3.6 years.
When a sale is made Go Fish Marketplace charges a 9% transaction fee on all sales made on the platform.

What Is Your Biggest Risk? What Keeps You Up At Night?

Go Fish has been designed from the very start to operate in an overly-extremely lean fashion. The founder and designer of the system learned to operate in such a way when he bootstrapped his first company straight through the great recession to success. By designing this kind of strong, solid structure into Go Fish, the system can cause much less worries.

However, one of the risks that Go Fish management team keeps in mind is how to keep track of so many sales reps that join the platform at such a fast rate. The system is continually being refined and improved to maintain proper organization as more and more users join the platform.

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List of Top Sales Reps

Sales : 12 Months To Date | Sales : Current Month | Sales : Tod

Sales Rep Name	How long with Go Fish	How long in Sales
Adam R.	02 Month 1 Day	1 Year
Aldean I.	02 Month 14 Day	16-30 Years
Amber H.	02 Month 7 Day	6-15 Years
Amirianna P.	02 Month 1 Day	1 Year

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Currently 8.3% of the entire adult US population is currently a Direct Sales rep

That's almost 1 out of every 10 adults in the U.S.!



Market Traction

- v2.0 of Go Fish's Software Platform Is Through Beta Testing & The System Has Been Hardened (Bugs Removed) And Refined (Improved) Over The Past 2 Full Years
- Go Fish Marketplace Has "very" compelling user growth, signing up 50-75 Independent Sales Reps "per week." Each cost $30 to acquire & each have a lifetime value of gross sales of $1,733 over 3.6 years.
- Go Fish And The Founder Have Been Accepted-And Have Gra From The Batchery Tech Incubator/Accelerator & We Have Very Prominent Tech Leaders In Silicon Valley Interested In Go Fish, Some Former eBay Rockstars
- Go Fish's Founder Is A 4th Generation Entrepreneur & A Serial Entrepreneur Whom Bootstrapped His First Company Through The Great Recession To Ultimately Closing Repeat $250k Individual Orders Using Only A Website And A Cell phone
- Based On The High Rate of Current User Growth, Go Fish Marketplace Is Acquiring Independent Sales Reps At A Rate That, According To Industry Established Statistics, Allow Go Fish To Forecast "An Additional" $467,910 In Future Gross Market Sales "Each Week."
    - [75 Independent Sales Reps Recruited Each Week x $1,733 Gross Market Sales Per Year, Per Sales Rep x User Account Lifetime of 3.6 Years.]

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2 Million More People (Each Year) in 2014 & 2015 Became A Direct Sales Rep In The U.S.

Direct Sales is growing in the U.S.

More About Go Fish's Founder

Go Fish's founder is a trial-by-fire, 4th generation entrepreneur, characterized as a social impact entrepreneur with 21 years of business experience, 10 of those years as a successful startup founder and president.

At the beginning of 2003 he broke his back in three places, and afterward he put himself through college, and started his first company in 2006. He bootstrapped it himself through the Great Recession, to ultimately closing repeat $250k individual orders using only a website, a laptop, and a cell phone. He has helped several Fortune 500 clients, and his technology from his first company also currently helps over 165,000 welfare recipients right here in the SF Bay Area.

In 2013, when he first started Go Fish Marketplace he came down with a difficult illness that had a 90% mortality rate...and through his own research over a period of three years he found the cure, treated himself, and now uses all of that knowledge to help many others (on the side) overcome their health ailments via one on one advice and via his health blog.



Through it all, he "embraced" his hardship, knowing that with every hardship, every battle, he was learning extremely valuable pieces of wisdom, knowledge, and skills that he knew was making him stronger and stronger as he pressed forward, with the goal to ultimately use all of that knowledge gained from every successful battle to create a system that hands all of that knowledge to as many people as possible.

The numerous battle victories - despite the odds against him, his way of life, and his approach to business are now all one-and-the-same. His focus now has been Go Fish Marketplace, working to disrupt the direct sales industry to help low income people achieve financial freedom.

The Idea For Go Fish Is Generated By The Founder

The founder begins to formulate a business model that is designed to "help as many people as possible." He begins with the phrase "Teach a man to fish and he will eat for a lifetime." It took 3 years.

June 18th, 2012

August 2nd, 2015

Go Fish Marketplace Goes Online

Go Fish's software development team complete final testing and Go Fish's founder gives the go-ahead to bring Go Fish Marketplace online for the first time. Work to harden the system begins.

December 24th, 2015

November 17th, 2016

The First Merchant Joins

Go Fish started bringing Merchants onto the platform first so that they could list products that were then made available for Independent Sales Reps to resell.

March 7th, 2017

April 23rd, 2017



Founder Gives Up His Car To Start Software Development

The founder gave up his car to free up his budget to personally provide Go Fish with a $30,000 loan to start the software development for Go Fish.



Go Fish Marketplace Gets New Look

Go Fish Marketplace undergoes website redesign and reveals its crisp new look & new logo.



Go Fish Is Overrun By Sales Reps Signing Up

Once Go Fish had o 20 Merchants whom listed over 300 products, the platform was then open to Sales Reps, and they began signing up at a rate of 75 Sales Reps each week.

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Meet the Founder

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Joseph M. Baliva

Founder & CEO

Just after turning age 18, Mr. Baliva's first professional job was a marketing assistant role that grew into a junior financial advisor position on an investment team at Morgan Stanley Dean Witter in 1998, and he pioneered as possibly the youngest person to ever hold a junior financial advisor position in the history of the international firm. Joseph then left Morgan Stanley Dean Witter in 2000 to take the role of operations manager at his family's 70 year old manufacturing plant in Rochester, NY, and by doing so raised revenues 32% over an 18 month period by streamlining operations, reducing redundancies and waiting periods through better planning, and increasing output productivity.   It was safe to say that at 20 years old Joseph had a head start on life, but in December of 2002, at age 22, he severely injured his spine at the manufacturing plant, and barely being able to walk, had no choice but to leave the family business to recover. After a full year of mostly bed stricken recovery, Joseph went back to college to finish his associates degree, and bachelor degree in Business Management at RIT, a college ranked 7th in the North according to US News. It was there, in his last semester in 2006 that Joseph started his first company, SenSee Kiosks, which he bootstrapped through the Great Recession to success of closing repeat quarter of a Million dollar orders using only a website and a cell phone. In 2013 Joseph started Go Fish Marketplace. It is his vision that Go Fish will not only help Millions of low income people right here in the US and across the world not only develop an income, but become self-sustainable, and have a path to grow into not only into the middle class, but the upper class as well. Summary: SenSee Kiosks, A Kiosk Systems Company, Founder & CEO, 2006 - 2015 Go Fish Marketplace, Founder & CEO, 2015 - Present

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And the Rest of the Team

Rahul Singh

Software Developer

** Degree from University of Texas at Arlington in Computer Science * 2 Years work experience * Worked on wide range of technology Skills Include: Agile methodology AJAX Android AngularJS Apache Hadoop API C CSS Debugging Eclipse Hadoop Heroku Hive HTML Infrastructure Java Javascript jQuery JSON LESS Management Microsoft Windows Multithreading MySQL PHP Pig Redis SDK SQL Ubuntu User Interface WEB Web Technologies Workbench XAMPP*

Vasundhra M.

Administrative Assistant

** 1 Year of Administrative and Data Entry experience*

Offering Summary

Convertible Note | Minimum $100 Investment

Note converts to stock shares when the company raises $15M, including any previously raised convertible notes and debts.

Maturity Date: July 18, 2022

3% yearly interest rate

10% Discount

What is a Convertible Note?

A **convertible note** offers you the right to receive shares in Go Fish Marketplace, Inc.. The number of shares you will receive in the future will be determined at the next equity round in which Go Fish Marketplace, Inc. raises at least $15M in equity financing, including the conversion of the outstanding convertible notes and any issued debt. You will receive a 10% discount on the price the new investors are purchasing. You also receive a 3% interest per year added to your investment. If the maturity date is reached and the note has not converted to shares of stock then you are entitled to receive your investment and interest back from the company.

Convertible Note, 10% Discount

Maximum $100,000

Minimum $10,000

Company	Go Fish Marketplace, Inc.
Corporate Address	1390 Market St, #1608, San Francisco, CA 94102
Description of Business	Go Fish Marketplace is an online platform that connects product vendors with independent sales reps whom then sell products to customers for a large sales commission.
Type of Security Offered	"Convertible Note"
Purchase Price of Security Offered	Convertible Note, 10% Discount
Minimum Investment Amount (per investor)	$100

Perks

$1,000 - Up to a 35% discount on any products from the entire marketplace during one Personal Shopping Session with a Personal Online Shopping Assistant

$5,000 - An open invitation to visit Go Fish's offices across from Twitter and Uber's headquarters on Market Street in San Francisco and have lunch with the founder

Irregular Use of Proceeds

"The Company does not intend to incur any irregular use of proceeds."

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Go Fish Marketplace to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Hi, and welcome to Go Fish!...an innovative new marketplace where users have new freedom, and work together to help each other increase and grow. Customers get pampered by "Personal Shopping Assistants" online via face-to-face video. Merchants can start an online store and then build a large online sales team to help them sell their products, or just hire an existing sales team to hit the ground running. Go Fish is also where experienced sales people can become a Sales Team Manager, build a large online sales team, then offer their team's sales services to any Merchant on the platform. At Go Fish, anyone can start down their path by becoming a great Personal Online Shopping Assistant and earn the high commission from all of the sales that they generate as an Independent Contractor, all without ever leaving their couch. And when their ready to become Merchants or Sales Team Managers themselves, Go Fish will be right here to help them do that. Go Fish is the only place where someone can browse through multiple reseller opportunities and then choose the one that is right for them...and they have the option to "Go Fish" and switch to another one while keeping all of the customers and earnings that they have built over time. Personal Shopping Assistants are "Rock Stars" of the Go Fish Marketpalce...when they're good at what they do Merchants and Sales Team Managers compete with each other to bring them onto their sales teams. Best of all, Go Fish is a place where "anyone" is welcome to start down their path of developing an income, growing, and increasing...even without any resources, capital, credit, education, or a track record, just a willingness to learn and a great positive attitude.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.

EXHIBIT F TO FORM C

ADDITIONAL FINANCIAL DOCUMENTS

CONVERTIBLE NOTE AND SUBSCRIPTION AGREEMENT

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE “INTERMEDIARY”). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY’S WEBSITE (COLLECTIVELY, THE “OFFERING MATERIALS”) OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR’S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR’S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a Delaware Corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed 100000.0 (the "Oversubscription Offering"). Providing that subscriptions for 10000.0 Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage, (a "Cap Table Mangement service owned and operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(c) Organization and Standing. The Company is a Delaware Corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(d) Eligibility of the Company to Make an Offering under Section 4(a)(6).The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(e) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(f) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(g) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(h) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2016 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(i) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(j) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the

Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE %%STATE_INCORPORATED%% AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL

APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

	If to the Company, to:	
	If to a Subscriber, to Subscriber's address as shown on the signature page hereto	

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%% (print aggregate purchase price)
(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of: %%SUBSCRIBER_DETAILS_WITH_TAX_ID%% %%SUBSCRIBER_SIGNATURE%% Date	

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

$%%VESTING_AMOUNT%%	%%TODAY%% San Francisco, CA

For value received %%NAME_OF_ISSUER%%, a Delaware corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on July 18, 2022 (the "Maturity Date").

Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 3% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion; Repayment Premium Upon Sale of the Company.

In the event that the Company issues and sells shares of its Preferred Stock to investors on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock resulting in gross proceeds to the Company of at least $15,000,000 into preferred stock at the conversion price equal to 90% of the per share price paid by the Investors.

If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 30 days days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus 1.5 times (150%) the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Preferred Stock of the Company pursuant to Section 3(b) immediately prior to the closing of such Sale of the Company.

or the purposes of this Note, "Sale of the Company" shall be defined as if the Company was sold entirely or had a change of control, for stock or cash consideration.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.

Default. if there shall be any ***"Event of Default"*** hereunder, If the maturity date is reached and the note has not converted to shares of stock then you are entitled to receive your investment and interest back from the company.

Waiver.

Governing Law. This Note shall be governed by and construed under the laws of the state of Delaware, as applied to agreements among Delaware residents, made and to be performed entirely within the state of Delaware, without giving effect to conflicts of laws principles.

Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors

Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

[CONVERTIBLE NOTE FOLLOWS]

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%
Investor:
By: ____%%INVESTOR_SIGNATURES%%____
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%